KRIEGER & PRAGER LLP

39 Broadway

New York, NY 10006

Tel: (212) 363-2900

Fax: (212) 363-2999

July 21, 2016

VIA EMAIL boltonle@sec.gov

Leland Bolton, Esq.

Division of Corporation Finance

Securities & Exchange Commission

450 Fifth Street

Washington, D.C. 20549

Re:	NaturalNano, Inc. (the "Registrant" or the "Company") Form 8-K Filed June 29, 2016 File No. 000-49901

Dear Mr. Bolton:

This letter is provided in reference to your letter, dated July 5, 2016, to the above-named Registrant in respect of the Registrant's Current Report on Form 8-K filed on June 29, 2016. That letter indicates that the Staff is intends to classify the Company as a "shell company" because the Staff assumed that the Company transferred "all existing business activities of the Company to Mr. Wemett prior to the reverse merger recorded in the current report". As set forth below, we believe such determination is not consistent with the actual sequence of events being reported on in the Form 8-K. To, among other things, clarify the sequence of events which bear on the contents of this letter, the Company is contemporaneously filing a restated and amended Current Report on Form 8-K/A (the "Restated Form 8-K/A"). .

We note that the term "shell company" is defined in Rule 12b-2 (and more specifically elucidated in Release 33-8587). Rule 12b-2 defines a shell company as a registrant that has inter alia, "no or nominal operations."

We believe that upon its review of (i) the facts and circumstances pertaining to the Company that existed prior to the transactions reported in the Form 8-K, as clarified by the Restated Form 8-K/A, and (ii) the sequence of events of those transactions reported in the Form 8-K, as clarified by the Restated Form 8-K/A, the Staff will agree that the Company was an operating company and not a "shell company" before and through the closing (the "Exchange Transaction Closing") of the Share Exchange Agreement (defined as the "Exchange Agreement" in the Form 8-K) and it continues to be an operating company and not a "shell company" after the transfer of the "existing business activities" to Mr. Wemett's designated entity.

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Summary of sequence of events

The following is a brief sequential chronology of the Company and the events before, during and after the transactions referred to in the June 29 Form 8-K. Additional details are discussed below.

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Prior to execution of Share Exchange Agreement, the Company had been operating with two principal lines of business (these two lines, collectively, the "Business"; they are the "existing business activities" referred to in your letter). The operations of the Business were sufficient (not nominal), so that the Company was not a shell company prior to the Exchange Transaction Closing.

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At the Exchange Transaction Closing, the Company entered into and consummated the Share Exchange Agreement, acquiring all of the shares of Omni Shrimp, Inc. ("Omni") and its business operations. Omni's operations in its line of business (the "Omni Line") have generated monthly revenues of at least $ 158,000.00 per month, with average monthly revenue of $200,000.00, in the first half of 2016. The Omni Line became an additional line of business for the Company. As a result, as of the Exchange Transaction Closing, the Company's operations consisted of three lines of business (the two lines of the Business and the Omni Line). As the Registrant's filings with the Commission clearly indicate, since 2005 the Company has continuously been involved in the development and commercialization of material additives based on a technology utilizing halloysite nanotubes (HNTs). In addition, in November 2014, the Company started an additional line of business engaged in the sale of Ebola personal protection gear and supplies. (As noted above, these two lines of business are as the "Business".) Thus, for a period beginning well before the current transactions, the Company had ongoing operations, and more than nominal assets. More importantly, its revenues were more than nominal, increasing, for example, from $125,638 in 2012 to $368,066 in 2015.

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Subsequent to the Exchange Transaction Closing, the Company entered into and consummated the Asset Purchase Agreement, pursuant to which, among other things, the Company transferred the Business to an entity controlled by James Wemett. As of the transfer, the Company has only one line of business, the Omni Line. Since that time (and currently), the operations of the Omni Line are on going (not nominal) so that the Company is not a shell company.

The Company was an Operating Company Continuously Through the Exchange Transaction Closing.

With respect to the considerations outlined to in Release 33-8587, as noted above, the existing assets – relating to the Business -- immediately prior to the Exchange Transaction Closing had been owned by the Company for a substantial period of time, and were not placed in the Company solely for the purpose of falling outside of the definition of a blank check company.

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Under the Share Exchange Agreement, the Company acquired all of the shares of Omni, with Omni becoming a wholly-owned subsidiary of the Company. Thus, as of the Exchange Transaction Closing, Omni's assets, operations and its revenue-generating line of business, from the Omni Line, became a part of the Company's assets, operations and lines of business.

Omni is (and was prior to the Exchange Transaction) a going concern with more than nominal operations and revenues. Omni previously was a division of a separate corporate entity. It was formed as a Florida corporation in September 2015 and began independent operations in January 2016. Omni's operations have generated monthly revenues of at least $ 158,000.00 per month with average monthly revenue of $200,000.00 for the first half of 2016. We posit that these results represent more than "nominal" operations. (As noted in the Item 9.01 of the June 29 Form 8-K and of the Restated Form 8-K/A, Omni's financial statements will be filed with a subsequent filing made with the Commission.)

Accordingly, the Company is of the opinion it was an operating company and not a "shell company" immediately before, and continues to be an operating company immediately after, the Effective Date.

As discussed below, only subsequent to the Exchange Transaction Closing, did the Company enter into and then close the Asset Purchase Agreement pursuant to which those "existing" lines of Business were transferred to Mr. Wemett's entity.

James Wemett was the sole officer of the Company until the Exchange Transaction Closing. In that capacity, he was the Company's officer signing the Share Exchange Agreement. His resignation as an officer was effective as of the Exchange Transaction Closing, at which time Colm Wrynn and Daniel Stelcer became officers.

The Asset Purchase Agreement was Executed after the Exchange Transaction Closing.

Chronologically, the Company's acquisition of Omni pursuant to the Share Exchange Agreement occurred at a time when the Company still owned its "existing" Business. The sale of the Business occurred after the Exchange Transaction Closing.

A covenant in Section 6.13 of the Share Exchange Agreement, (filed as Exhibit 10.192 to the Form 8-K/A), specifies that the transfer of the prior "Business" would take place only after the Exchange Transaction Closing.

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Section 6.13 provides as follows:

Sale of Business. Immediately after Closing [of the Share Exchange Agreement; emphasis added], the Business will be transferred and sold to an Affiliate of James Wemett in consideration for all accrued salary and compensation owed by Pubco to Mr. Wemett and the assumption by said Affiliate of certain liabilities more particularly specified in the Asset Purchase Agreement annexed as Schedule 6.13.

Mr. Wrynn, who signed the Asset Purchase Agreement as an officer of the Company, was not an officer of the Company until the Exchange Transaction Closing, and therefore could not execute the Asset Purchase Agreement as an officer of the Company until such time. As noted above, Mr. Wemett's resignation as an officer of the Company became effective upon the Exchange Transaction Closing, which was prior to the execution of the Asset Purchase Agreement by the Company.

The Business (and related assets and operations) sold to Mr. Wemett's designated entity under the Asset Purchase Agreement were the businesses conducted by the Company prior to the Exchange Transaction Closing. The phrase "prior to that date" in the June 29 Form 8-K discussion of the Asset Purchase Agreement , which said that "Mr. Wemett acquired all right, title and interest to the existing business activities of the Company prior to that date," referred to which business lines, operations and assets were sold -- the activities engaged in by the Company prior to the date of the Exchange Transaction Closing -- and not to the timing of when those activities and their related assets were sold (which, as noted above, was after, not before, the Exchange Transaction Closing). To the extent this may have been unclear in the original June 29 Form 8-K filing, we have tried to clarify this point in the Restated Form 8-K/A.

The Company was an operating company immediately after the transfer of the Business.

The Company was the owner of Omni, with its substantial (and not nominal) operations and revenues relating to the Omni Line, prior to entering into the Asset Purchase Agreement and the Company continued that ownership of Omni and the Omni Line after the closing of transactions contemplated by the Asset Purchase Agreement.

Thus, even after the Asset Purchase Transactions were consummated, the Company remains an entity having substantial operations, represented by the operations of Omni and the Omni Line, which operations are more than "nominal". As a result, the Company should not be classified as a "shell company" because of its transfer of the Business.

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Additional Notes.

As set forth in Schedule 14f-1 filed by the Company on June 28, 2016, two of the persons who were principals of Omni prior to the Exchange Transaction Closing and who are now principals of the Company (as officers and directors and as principal shareholders), are experienced in financial markets. They intend to operate the Company as a public registrant, and are in discussions with investment bankers for funding to grow the Company. The purpose of entering into the Share Exchange Agreement was to give Omni enhanced access to the capital markets to achieve that growth objective, a purpose that is consistent with the Commission's capital formation mission.

Finally, we note that the Share Exchange Agreement and the Asset Purchase Agreement referred to in the Form 8-K and Restated Form 8-K/A were the result of a period of negotiations between the parties, each of which was represented by counsel.

Summary

In summary, at all relevant times before, during and after the execution, delivery and consummation of, (i) first, the Share Exchange Agreement, when Omni became a wholly-owned subsidiary of the Company, and, (ii) subsequently, the Asset Purchase Agreement, when the "older" lines of Business were transferred to Mr. Wemett's entity, the Company was continuously engaged in significant operations and thus was never an entity with "no or nominal operations".

For the reasons set forth above, we respectfully request that the staff reconsider its determination as to the Company's "shell company" status, as referred to in your letter dated July 5, 2016.

Thank you for giving us the opportunity to express our views.

Very truly yours,

/s/ SAMUEL M. KRIEGER

CC: NaturalNano, Inc.

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